FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

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Not applicable.

Table of Contents

(1)	Press Release, “Dr. Reddy’s Announces Termination of Lamisil® Litigation,” September 3, 2004.

(2)	Press Release, “Dr. Reddy’s Employees Awarded Msc. in Pharmaceutical Chemistry by BITS Pilani,” September 13, 2004.

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India
Tel: 91 40 2373 1946
Fax: 91 40 2373 1955
www.drreddys.com

Dr. Reddy’s Announces Termination of Lamisil® Litigation

Hyderabad, India, September 3, 2004:

Dr. Reddy’s Laboratories (NYSE:RDY) today announced that because the time needed to obtain a favorable Federal Circuit decision prior to patent expiration would not be met, the Company has decided not to pursue further its district court challenge and to amend its ANDA for terbinafine hydrochloride tablets from a Paragraph IV Certification to a Paragraph III Certification on the remaining unexpired Orange Book Patent listed for the drug.

On July 18, 2002, Novartis filed a lawsuit against the Company in the United States District Court for the Southern District of New York alleging patent infringement of the ‘534 patent. Although the Court had recently granted a bifurcation motion, the Court denied Reddy’s request to set a trial date. In view of the length of time necessary to get through summary judgment motions, a trial and an appeal, the Company has decided not to pursue further the litigation directed to the ‘534 patent which will expire in late 2006. The parties have dismissed all pending claims against each other.

About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection.

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532.

Media: R. Rammohan at rammohanr@drreddys.com or on +91-40-55511620 or
Pratap Antony at pratapa@drreddys.com or on +91-40-55511634.

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India
Tel: 91 40 2373 1946
Fax: 91 40 2373 1955
www.drreddys.com

Dr. Reddy’s Employees Awarded Msc. in Pharmaceutical Chemistry by BITS Pilani

Hyderabad, India, September 13, 2004:

At a convocation for its employees, fifty-one employees were awarded MSc. in Pharmaceutical Chemistry by Birla Institute of Technology and Science (BITS), Pilani. Present on the occasion were Dr Anji Reddy, Chairman, Dr. Reddy’s Laboratories and Dr VS Rao, Deputy Director, Off Campus Programs, BITS.

The company had signed a Memorandum of Understanding with BITS to promote educational and research activities in the areas of Chemistry, Pharmacy and Biotechnology. BITS operates an off-campus center at Dr. Reddy’s where educational programmes are conducted to meet the development needs of Dr. Reddy’s’ employees. These programmes are equivalent to the corresponding degrees offered on-campus.

Dr. Reddy’s offers both technical and managerial development programmes for its employees. These include formal post-graduate courses such as MS in Pharmaceutical Operations and Management and MSc in Pharmaceutical Chemistry. It also offers certification courses in Integrated Chemistry & Chemical Engineering, Intellectual Property Management, Project Management and Human Resources Development.

The company has conducted four convocations so far and over two hundred employees have been awarded degrees and certificates in various courses including Integrated Chemistry and Chemical Engineering, MSc in Pharmaceutical Chemistry, MS in Pharmaceutical Operations and Management, Intellectual Property Management and Project Management.

These programmes provide employees an opportunity to enhance their academic qualifications, synergize theory and practice on a sustained basis, become multi-skilled by learning new technologies and also gain appreciation of key management concepts.

Dr. Reddy’s has a learning center, Ankur, which conducts these activities. Ankur was started in

1998 with the objective of building a learning culture in the organization and helping employees achieve a balance between work and personal life.

In addition to professional development courses, personal development programmes for both the employees and their families are also offered. Personal development programmes cover areas like the ‘Art of the Living’, stress management, fabric painting and drawing besides painting and music classes for children.

About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection.

Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information
Media: Pratap Antony at pratapa@drreddys.com or on +91-40-55511634 or
R Rammohan at rammohanr@drreddys.com or on +91-40-55511620.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dr. Reddy’s Laboratories Limited

(Registrant)

Date: October 11, 2004	By:	/s/ V. Viswanath
(Signature)*
V. Viswanath Company Secretary

*	Print the name and title of the signing officer under his signature.